

Mail Stop 4631

January 11, 2010

via U.S. mail and facsimile

J. M. Bernhard, Jr., CEO
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

> **RE:** **The Shaw Group Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed October 30, 2009**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2009**
> **File No. 1-12227**

Dear Mr. Bernhard:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Consolidated Results of Operations, page 40

1. We note that the increase in tax positions for prior years during fiscal year 2009 materially impacted your effective tax rate reconciliation. In future filings, please provide investors with an understanding as to the factors that resulted in the increase.

Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Segment Results of Operations, page 42

2. In future filings, please quantify the impact each identified material factor had on revenues and the other line items comprising income (loss) from continuing operations for each period presented. For example, we note that the Fossil, Renewables & Nuclear Segment's revenues for fiscal year 2009 were materially impacted by the completion or near completion of several air quality control system projects in the U.S. along with an increased volume on new coal and gas construction projects and the initial work on three new nuclear construction projects in the U.S. without quantification. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

3. In future filings, please ensure your discussion of the factors impacting revenues, gross profit percentage, income (loss) before income taxes, minority interest and earnings (losses) from unconsolidated entities and other line items comprising income (loss) from continuing operations also provides an analysis of the factors identified. Examples of where your analysis of the factors identified could be expanded to provide investors with a better understanding of your operating results include:
    - How the nuclear power plan projects' gross profit percentages are expected to impact the Fossil, Renewables & Nuclear Segment's gross profit percentage once you are past the initial work.
    - What caused the significant increase to the estimated costs to complete two coal-fired power plant projects and what is the risk of further significant increases in estimated costs to complete.
    - Why the continued advancement of your domestic nuclear work caused an increase to the Fossil, Renewables & Nuclear Segment's general and administrative expenses.
    - How much longer is the hurricane protection project for the USACE in southeast Louisiana expected to positively impact E&I Segment's revenues and gross profit percentage.

    Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 53

4. In future filings, please include an analysis of the collectability of your trade accounts receivable, net and costs and estimated earnings in excess of billings on uncompleted contracts, including claims (CIEB) given the significance of these line items to total current assets (i.e., accounts receivable, net is 17.9% and CIEB is 13.2% of total current assets, or 31.1% of total current assets on a combined basis as of August 31,

2009). Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification. For example, you may want to consider disclosing and providing an analysis of trade accounts receivable's days sales outstanding for each period presented. For CIEB, you may want to consider disclosing the amount that has been subsequently billed to customers. If a material portion of costs in excess of billings was not subsequently billed, provide an explanation as to why. In this regard, you may want to reference your disclosures in Note 19 to your consolidated financial statements to the extent this disclosure provides an explanation for a significant portion of CIEB that remains unbilled.

5. In future filings, please revise your table of contractual obligations to include interest payments on your long-term debt obligations to increase transparency of cash flows. When estimating variable interest payments, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. Further, to the extent that you are in the position of paying cash rather than receiving cash under your interest rate swap, please disclose estimates of the amounts you will be obligated to pay.

Critical Accounting Policies and Estimates, page 61

Goodwill Impairment, page 64

6. We note that certain of your operations have been negatively impacted by the current economic environment during fiscal year 2009 and continuing into fiscal year 2010. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. If any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and the goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please further enhance your disclosures to address the following additional disclosures in future filings:
   - Identify each individual reporting unit along with the corresponding reportable segment.
   - Disclose the percentage by which estimated fair value exceeds the carrying value as of the most recent step-one test for each individual reporting unit.
   - Disclose the amount of goodwill for each individual reporting unit.
   - Provide a description of the assumptions that drive the estimated fair value for each individual reporting unit.

- Provide a discussion of the uncertainty associated with the key assumptions for each individual reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.
- Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value for each individual reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

7. We note your discussion of the valuation methods used to estimate the fair value of your reporting units for fiscal year 2009's impairment analysis. Please clarify for us and revise your disclosure in future filings accordingly as to whether your valuation methods for fiscal year 2009 differed from the methods used for fiscal year 2008 and 2007. If you changed your methods for estimated the fair value of your reporting units, disclosures should be provided to investors to explain the changes, why the change in methods was made, the impact of the changes and any other relevant information for investors to understand your methods for estimating the fair value of your reporting units for each period presented.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief